U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 4

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

/ / Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1. Name and Address of Reporting Person*

  Schlagel  Dennis
   (Last)  (First)  (Middle)

  1616 Warren Ave Suite 34
   (Street)

  Cheyenne     WY     82003
   (City)    (State)  (Zip)

2. Issuer Name and Ticker or Trading Symbol

  Federal Security Protection Services, Inc. (FSPS)

3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
###-##-####


4. Statement for Month/Year

  05/02

5. If Amendment, Date of Original (Month/Year)



6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   /X/ Director                            /X/ 10% Owner
   /X/ Officer (give title below)          / / Other (specify below)

Director & CEO

7. Individual or Joint/Group Reporting (Check Applicable Line)

   /X/ Form filed by One Reporting Person
   / / Form filed by More than One Reporting Person

* If the form is filed by more than one reporting person, see instruction
  4(b)(v).

                         Table I -- Non-Derivative Securities Acquired, Disposed
of, or Beneficially Owned


5. Amount

of Secu-

rities
                                                          4. Securities Acquired
(A)        Bene-     6. Ownership
                               2. Trans-   3. Trans-         or Disposed of (D)
ficially     Form:
                                  action      action         (Instr. 3, 4 and 5)
Owned        Direct      7. Nature of
                                  Date        Code        ----------------------
-------     at End       (D) or         Indirect
                                  (Month/     (Instr. 8)                (A)
of Month     Indirect       Beneficial
1. Title of Security              Day/     -------------     Amount     or
Price        (Instr.      (I)            Ownership
   (Instr. 3)                     Year)     Code     V                  (D)
3 and 4)     (Instr. 4)     (Instr. 4)
-----------------------------  ----------  ------  -----  ------------  ---  ---
-------  -----------  -------------  ---------------

Common Stock                    04/01/02     P            1,200,000      A
$0.05      1,750,000     D


                            Table II--Derivative Securities Acquired, Disposed
of, or Beneficially Owned
                                      (e.g., puts, calls, warrants, options,
convertible securities)

                                          2. Conver-
5. Number of Deriv-         6. Date Exercisable
                                             sion or   3. Trans-
ative Securities            and Expiration Date
                                             Exercise     action   4. Transac-
Acquired (A) or             (Month/Day/Year)
                                             Price of     Date        tion Code
Disposed of (D)          ----------------------
                                             Deriv-       (Month/     (Instr. 8)
(Instr. 3, 4, and 5)     Date
1. Title of Derivative Security              ative        Day/     -------------
--------------------------  Exercis-xpiration
   (Instr. 3)                                Security     Year)     Code     V
(A)           (D)       able        Date
----------------------------------------  -----------  ----------  ------  -----
------------  ------------  ----------  ----------



9. Number of   10. Ownership

Derivative      Form of

Securities      Derivative
                             7. Title and Amount of Underlying
Benefi-         Security:
                                Securities (Instr. 3 and 4)
cially          Direct      11. Nature of
                             ----------------------------------------  8. Price
of       Owned at        (D) or          Indirect
                                                           Amount or
Derivative     End of          Indirect        Beneficial
1. Title of Derivative                  Title              Number of
Security       Month           (I)             Ownership
   Security (Instr. 3)                                      Shares
(Instr. 5)     (Instr. 4)      (Instr. 4)      (Instr. 4)
---------------------------  ---------------------------  -----------  ---------
----  -------------  --------------  ---------------


Explanation of Responses:
Changes to the amount of ownership of common stock are in part a result of a 1 for 10 reverse split effective March 25th, 2002.



        /s/ Dennis Schlagel                       May 01, 2002
---------------------------------------    --------------------------
          Dennis Schlagel                               Date
    **Signature of Reporting Person


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).